SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 3

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

NF ENERGY SAVING CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

629099 30 0

(CUSIP Number)

With a copy to: NF Energy Saving Corporation 3106, Tower C, 390 Qingnian Avenue Shenyang, P.R. China 110015 Tel: (8624) 2560-9775	with a copy to: Andrew D. Hudders, Esq. Golenbock Eiseman Assor Bell & Peskoe LLP 437 Madison Avenue – 40th Floor New York, New York 10022 (212) 907-7349

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

SCHEDULE 13D

CUSIP No. 629099 30 0	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liaoning Nengfa Weiye New Energy Application Co., Ltd. I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (Conversion of Loan)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES	7	SOLE VOTING POWER 3,374,261
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER -0-
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 3,374,261
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,374,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 629099 30 0	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gang Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 2,699,409
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,699,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,699,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 629099 30 0	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lihua Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 674,852
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 674,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 629099 30 0	Page 5 of 7 Pages

Item 1.	Security and Issuer

This amended statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of NF Energy Saving Corporation, a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3106, Tower C, 390 Qingnian Avenue, Shenyang, Liaoning Province, People’s Republic of China (“PRC”) 110015.

Item 2.	Identity and Background.

This statement is being filed by Gang Li, Lihua Wang, and Liaoning Nengfa Weiye New Energy Application Co., Ltd., a company established under the laws of the PRC (“Weiye Energy”). Weiye Energy’s business address is No. 7 Huanghe Nan Da Street, Huanggu District, Shenyang, Liaoning Province, People’s Republic of China, 110031. Mr. Li and Ms. Wang together own 100% of Weiye Energy, holding 80% and 20% of the shares in Weiye Energy, respectively.

Gang Li, Lihua Wang and Guangtao Wang are PRC citizens and are directors of Weiye Energy. Mr. Li is located at 3106, Tower C, 390 Qingnian Avenue, Shenyang, Liaoning Province, PRC 110015, Ms. Wang is located at 3106, Tower C, 390 Qingnian Avenue, Shenyang, Liaoning Province, PRC 110015, and Guangtao Wang resides at 452 Nan Jiu Road 50 Hao, He Ping Qu, Shenyang, Liaoning Province, PRC 110006. Mr. Li and Ms. Wang serve as directors and chief executive officer and chief financial officer of the Issuer, respectively.

During the past five years, neither Weiye Energy, Mr. Li nor Ms. Wang have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

On May 7, 2015, Cloverbay International Ltd. (“Cloverbay”), a wholly-owned subsidiary of Weiye Energy, converted an aggregate of $1,718,333.33 of principal amount of debt plus accrued and unpaid interest thereon into 834,142 shares of the Issuer’s Common Stock at a conversion rate of $2.06 per share. The debt was represented by a promissory note issued by the Issuer to Cloverbay in March 2011.

As a result of this conversion, Weiye Energy owns an aggregate of 3,374,261 shares of the Issuer’s Common Stock, representing 51.5% of the outstanding shares of Common Stock of the Issuer, indirectly through its wholly-owned subsidiary Pelaria International Ltd., the record holder of 2,540,119 shares of the Issuer’s Common Stock, and Cloverbay, the record holder of 834,142 shares of the Issuer’s Common Stock. Through Weiye Energy’s indirect ownership, Mr. Li indirectly beneficially owns 2,699,409 shares or 41.2% of the Issuer’s common stock (representing 80% of his ownership interest in Weiye Energy), and Ms. Wang indirectly beneficially owns 674,852 shares or 10.3% of the Company’s common stock (representing her 20% interest in Weiye Energy).

SCHEDULE 13D

CUSIP No. 629099 30 0	Page 6 of 7 Pages

Item 4.	Purpose of Transaction

Refer to Item 3 above.

Item 5.	Interest in Securities of the Issuer.

Refer to Item 3 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Weiye Energy and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filling Agreement, dated May 28, 2009 (Previously Filed)

SCHEDULE 13D

CUSIP No. 629099 30 0	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2015	LIAONING NENGFA WEIYE NEW ENERGY APPLICATION CO., LTD.

	By:	/s/ Gang Li
Name: Gang Li Title: President

	By:	/s/ Gang Li
Gang Li

	By:	/s/ Lihua Wang
Lihua Wang